Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                    Name and Address of Company

Aeterna Zentaris Inc.  (the “Company”)
c/o Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montreal, Quebec
Canada, H3B 1R1

Item 2                    Date of Material Change

March 30, 2017

Item 3                    News Release

On March 30, 2017, the Company issued a news release indicating the material change, which was disseminated in Canada on the Business Wire newswire service. A copy of the press release is attached hereto as Schedule A.

Item 4                    Summary of Material Change

On March 30, 2017, the Company announced that, following  its meeting with the United States Food and Drug Administration (the “FDA” or the “Agency”) on March 29, 2017, the Company intends to file a new drug application (a “NDA”) seeking approval of Macrilen™ (macimorelin) for the evaluation of growth hormone deficiency in adults (“AGHD”).

Item 5.1                 Full Description of Material Change

On March 30, 2017, the Company announced that, following  its meeting with the FDA on March 29, 2017, the Company intends to file a NDA seeking approval of Macrilen™ (macimorelin) for the evaluation of AGHD. In such press release, the Company also indicated that during its meeting with the FDA, the Agency stated that the clinical studies performed with respect to Macrilen™ address the prior deficiencies mentioned in the November 2014 complete response letter and that this conclusion paves the way for re-submission by the Company of an NDA for Macrilen™, which the Company expects to file in the third quarter of 2017. While indicating that the conclusions regarding the performance of Macrilen™ are review issues subject to an examination of the complete data set, the Agency indicated that the summary data submitted by the Company prior to the meeting appear to support the propositions advanced by the Company. Most importantly, the FDA specified the additional statistical analysis of existing data that would be required to further support the Company’s conclusions. The Company expects that it can provide those data in a compelling fashion and demonstrate that Macrilen™ is a robust, repeatable test, demonstrating adequate sensitivity and specificity and that the performance of the product would be improved by utilizing a more appropriate cut-off point.

See Schedule A attached hereto for the full text of the press release.

Item 5.2                 Disclosure for Restructuring Transactions

Not applicable.

Item 6                    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                    Omitted Information

Not applicable

Item 8                    Executive Officer

Further information regarding the matters described in this report may be obtained from Philip A. Theodore, Senior Vice President, General Counsel. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

Item 9                    Date of Report

March 30, 2017.

SCHEDULE A

NEWS RELEASE

Aeterna Zentaris Intends to File NDA with Respect to Macrilen™ in Third Quarter of 2017

March 30, 2017 08:00 AM Eastern Daylight Time

CHARLESTON, S.C.—(BUSINESS WIRE)—Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (the “Company”) today announced that, following its meeting with the U.S. Food and Drug Administration (the “FDA” or the “Agency”) on March 29, 2017, the Company intends to file a new drug application (“NDA”) seeking approval of Macrilen™ (macimorelin) for the evaluation of growth hormone deficiency in adults (“AGHD”).

Commenting on the meeting, Dr. Richard Sachse, the Company’s Chief Scientific Officer, stated, “During our meeting with the FDA, the Agency stated that the clinical studies we performed with respect to Macrilen™ address the prior deficiencies mentioned in the November 2014 complete response letter. This conclusion paves the way for our re-submission of an NDA for Macrilen™, which we expect to file in the third quarter of this year. While indicating that our conclusions regarding the performance of Macrilen™ are review issues subject to an examination of the complete data set, the Agency indicated that the summary data we submitted prior to the meeting appear to support the propositions we advanced. Most importantly, the FDA specified the additional statistical analysis of existing data that would be required to further support our conclusions. We expect that we can provide those data in a compelling fashion and demonstrate that Macrilen™ is a robust, repeatable test, demonstrating adequate sensitivity and specificity and that the performance of the product would be improved by utilizing a more appropriate cut-off point.”

David A. Dodd, President and Chief Executive Officer of the Company stated, “We were encouraged by our dialogue with the FDA regarding Macrilen™. The Agency provided very helpful guidance to us that should help us in the registration process. Of course, the FDA will thoroughly review all data we provide with our NDA and make a decision regarding the approval of the product after doing so. Although there can be no assurance of approval of any NDA, we believe that we are now one important step closer to the commercialization of Macrilen™ in the U.S., providing a much needed new option and alternative to the ITT.”

About the Study

The confirmatory Phase 3 clinical study of Macrilen™, entitled Confirmatory validation of oral macimorelin as a growth hormone (GH) stimulation test (ST) for the diagnosis of adult growth hormone deficiency (AGHD) in comparison with the insulin tolerance test (ITT), was designed as a two-way crossover study with the ITT as the benchmark comparator and involved some 26 sites in the U.S. and Europe. The trial involved 157 subjects, of whom 140 completed two evaluable tests for AGHD using both Macrilen™ and the ITT. Thirty-four of the patients were evaluated using Macrilen™ a second time to measure the repeatability of the result obtained using Macrilen™ as the evaluation method. The study population consisted of 115 patients who were suspected of having AGHD as a result of the presence of one or more symptoms or risk factors. This segment of the population included a range of patients from those considered at low risk of having AGHD to those considered at high risk. The study population also included 25 healthy subjects, who had no risk of having AGHD. Under the study protocol, the evaluation of AGHD with Macrilen™ will be considered successful, if the lower bound of the two-sided 95% confidence interval (or lower bound of the one-sided 97.5% confidence interval) for the primary efficacy variables is 75% or higher for “percent negative agreement”, and 70% or higher for the “percent positive agreement”. Based on meetings with the FDA as well as the European Medicines Agency (“EMA”) and subsequent written scientific advice, the Company believes that the study meets the FDA’s and the EMA’s study-design expectations allowing U.S. and European approval if other conditions are met. Dr. Jose M. Garcia, MD, PhD, an Associate Professor of Medicine at the Puget Sound VA Hospital and the University of Washington in Seattle, was the principal investigator of the confirmatory Phase 3 clinical trial. More details about the trial are available at the following link:

https://www.clinicaltrials.gov/ct2/show/NCT02558829?term=macimorelin&rank=1.

About MacrilenTM (macimorelin)

Macimorelin, a ghrelin agonist, is an orally-active small molecule that stimulates the secretion of growth hormone. Macimorelin has been granted orphan drug designation by the FDA for diagnosis of AGHD. The Company owns the worldwide rights to this patented compound and has significant patent protection left. The Company’s U.S. composition of matter patent expires in 2022 and its U.S. utility patent runs through 2027. The Company proposes, subject to FDA approval, to market macimorelin under the tradename Macrilen™.

About AGHD

AGHD affects approximately 75,000 adults across the U.S., Canada and Europe. Growth hormone not only plays an important role in growth from childhood to adulthood, but also helps promote a hormonally-balanced health status. AGHD mostly results from damage to the pituitary gland. It is usually characterized by a reduction in bone mineral density, lean body mass, exercise capacity, and overall quality of life as well as an increase of cardiovascular risks.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. We recently completed Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information — Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”). Such statements include, but are not limited to, statements about the progress of our research, development and clinical trials and the timing of, and prospects for, regulatory approval and commercialization of our product candidates, the timing of expected results of our studies, anticipated results of these studies, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue our research and development projects and clinical trials, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process (including whether or not the regulatory authorities will definitively accept the

Company’s conclusions regarding Macrilen™ and approve its registration following the Company’s comprehensive review of the Phase 3 study data described elsewhere in this press release), the ability of the Company to efficiently commercialize one or more of its products or product candidates, the degree of market acceptance once our products are approved for commercialization, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian securities commissions and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts

Aeterna Zentaris Inc.

Philip A. Theodore, 843-900-3223

Senior Vice President

ir@aezsinc.com